Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2007

Kenneth W. Stecher
Chief Financial Officer, Executive Vice President,
Secretary and Treasurer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014-5141

**Re: Cincinnati Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 000-04604**

Dear Mr. Stecher:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Estimates, page 35

Property Casualty Insurance Loss and Loss Expense Reserves, page 35

1.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment

expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please expand your discussion regarding the methods you used to determine your reserve for loss and loss adjustment expense to include the following:
   1. Explain how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
   2. Clarify which methods were used to record your reserves. Include why you selected each methodology over any of the other methodologies and whether the same methodology was used for all periods.
   3. Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

b. You provide a brief sensitivity analysis on page 36 that appears to be based on a hypothetical change. The sensitivity analysis should reflect the dollar impact of reasonably likely changes in the key assumptions used to determine the reserves on reported results. Please provide us with a revised sensitivity analysis preferably in a tabular format and explain why management believes the scenarios quantified are reasonably likely. Also explain to us why you chose this factor as critical when you make various references throughout your other disclosure related to the importance and impact of severity.
   1. Explicitly discuss how the loss and loss expense ratio and the severity used in your assumptions as of December 31, 2006 are or are not consistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given any potential inconsistency identified.

c. You indicate that reserves are partly based on information obtained from the appointed actuary. This reference suggests to an investor that you are placing reliance on the firm, which requires the firm to be named in a '34 Act filing. Please advise.

Liquidity and Capital Resources, page 59

Contractual Obligations, page 61

2.   Please provide us with a revised table of contractual obligations to present life and property casualty claims payments on a gross basis. In addition, please ensure that the amounts shown for net life claims payments represent the cash outflows that will be required. Please include a footnote to the table that explains why the amounts in the table do not agree to the balance sheet.

* * * *

         Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant